Filed Pursuant to Rule 433

Registration Statement No. 333-197974

Pricing Term Sheet

Expedia, Inc.

Pricing Term Sheet

Issuer:	Expedia, Inc.

Security Description:	4.500% Senior Notes due 2024

Size:	$500,000,000

Maturity:	August 15, 2024

Coupon:	4.500%

Price:	99.444% of face amount

Yield to maturity:	4.570%

Spread to Benchmark Treasury:	T+215 bps

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Price and Yield:	100-22 / 2.420%

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2015

Redemption Provisions:

Make-whole call	At any time prior to May 15, 2024, at a discount rate of Treasury plus 35 basis points

Par call	At any time on or after May 15, 2024

Settlement:	T+3; August 18, 2014

CUSIP:	30212P AJ4

ISIN:	US30212PAJ49

Ratings*:	Moody’s: Ba1 (Stable), S&P: BBB- (Stable); Fitch: BBB- (Stable)

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers	Barclays Capital Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Each of the issuer and the guarantors has filed a registration statement (File No. 333-197974), including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at (212) 834-4533 or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.